UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number: 000-30314

PORTAGE BIOTECH INC.
(Translation of registrant's name into English)

6 Adelaide St. East, Suite 300 Toronto, Ontario, Canada M5C 1H6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):____________

SUBMITTED HEREWITH

Exhibit	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended September 30, 2020
99.2	Management’s Discussion and Analysis for the three and six months ended September 30, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portage Biotech Inc. (Registrant)

Date: November 30, 2020	By	/s/ Ian Walters
Ian Walters MD
Chief Executive Officer